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Follow-Up Materials

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REGISTRANT'S NAME Brambles Industries PLC

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SEP 12 2005

THOMSON FINANCIAL

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FILE NO. 82- 5205 FISCAL YEAR 6-30-05

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DAT : 9/12/05

FILE NO: 82-5205

Brambles

RECEIVED

2005 AUG 31 P 8:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brambles Industries plc
Cassini House
57-59 St James's Street
London, SW1A 1LD, England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
Email info@brambles.com
Website www.brambles.com

News release

24 August 2005

Brambles reports strong results for the year ended 30 June 2005

Brambles today reported strong results for the year ended 30 June 2005 with profit before tax, goodwill amortisation and exceptional items of £378 million up by 23% over the previous year (24% higher in constant currency). Profit after tax, goodwill amortisation and exceptional items of £219 million was 74% higher (76% in constant currency). Free cash flow was £337 million, £88 million higher than the previous year.

Underpinning Brambles' result was a strong improvement in CHEP's comparable operating profit which grew to £290 million, an increase of £66 million.

Highlights of the key financial results for the year include:

Year ended 30 June (UK GAAP £ millions)	**2005**	**2004**	**%chg.**	**%chg. (Constant Currency)**
Sales	3,307	3,112	6	8
Comparable operating profit	452	381	19	20
Profit before tax, goodwill amortisation and exceptional items	378	307	23	24
Profit before tax, after goodwill amortisation and exceptional items	347	224	55	56
Profit after tax, before goodwill amortisation and exceptional items (after minorities)	254	210	21	22
Profit after tax, goodwill amortisation and exceptional items (after minorities)	219	126	74	76
Earnings per share (before goodwill amortisation and exceptional items) (pence)	15.0	12.4	21	22
Earnings per share (after goodwill amortisation and exceptional items) (pence)	12.9	7.5	72	75
Dividend (pence)	8.971	8.073	11	8
Free cash flow	337	249		
Net debt	1,230	1,395		
Gearing (Net Debt/Net Debt + Equity)	49.7%	55.5%		

The Chief Executive Officer of Brambles, David Turner, said: "This is a very good outcome with sales growth in each of our businesses and earnings per share (before goodwill amortisation and exceptional items) 21% higher than the previous year. In particular, CHEP had an excellent year.

Definitions, currency, percentage comparisons and GAAP conventions are set out in page 3

Registered in England No. 4134697
Registered Office: Cassini House, 57St James's Street, London SW1A 1LD

Y

19 R/S

6-30-05

"We have built on a good first half and grew comparable operating profit for the year by 19% to £452 million. The strong cash flow resulted in all our financial ratios strengthening, and our return on capital improved from 12% to 15% with gearing now below 50%. We have also increased our second interim dividend to 4.815 pence per share.

"We continue to drive value based management through the Group and remain focused on further improving customer service to underpin long term sales and profit growth.

"The outlook is positive. In the early part of the current financial year the Group is performing well and we expect further good progress in profit and solid cash generation for the year ahead."

2005 Business Unit Highlights

- CHEP sales were 7% higher at £1,488 million (9% in constant currency) and comparable operating profit improved by 29% to £290 million (31% in constant currency). Capital expenditure increased by only £1 million to £265 million whilst cash flow from operations (after net capital expenditure) was £97 million higher at £327 million;

- CHEP Americas' comparable operating profit increased by 52% (58% in constant currency) on the back of solid sales growth of 5% (10% in constant currency). Improved operational efficiencies and the non-recurrence of one-off charges also aided profit growth in CHEP USA;

- CHEP Europe benefited from restructuring and pricing initiatives and delivered a 17% improvement in comparable operating profit. Sales grew by 7%. The implementation of activity-based pricing initiatives remain on track and is expected to be largely completed by December 2005;

- CHEP Rest of World sales were 13% higher (12% in constant currency) and comparable operating profit 21% higher, with first half volume particularly strong;

- Cleanaway's sales were 5% higher (6% in constant currency) though comparable operating profit was 8% lower at £82 million. As expected, comparable operating profit did increase in the second half of the year (up £8 million) compared with the first half due to significantly improved results in the UK. Cleanaway is expected to increase profits in 2006 with improvements in Australia and the UK;

- Recall grew sales by 6% (8% in constant currency) with improvements in all regions resulting in good organic growth of 6%. Comparable operating profit was 9% higher at £47 million (14% higher in constant currency) with Document Management Solutions performing well, particularly in Europe;

- Brambles Industrial Services delivered another good result with comparable operating profit of £38 million, an increase of 12%. During the year the business continued to invest to support contract wins and future growth; and

- Regional Businesses achieved a sharp lift in profitability with comparable operating profit rising to £9 million.

Definitions, currency, percentage comparisons and GAAP conventions are set out in page 3

Notes:

All £ amounts are presented in UK GAAP and quoted at actual exchange rates.

Sales refers to sales of continuing businesses including share of joint ventures and associates.

Comparable operating profit is defined as profit before interest, tax, goodwill amortisation and exceptional items.

Constant currency relative performance is calculated by translating both current period and comparable period results into sterling at the actual monthly exchange rates applicable for the comparable period.

Where only one percentage comparison appears, the actual and constant exchange rate calculations give the same rounded result.

Free cash flow is defined as cash flow generated by the business after net capital expenditure, interest and taxation but excluding the net cost of acquisitions and proceeds from business disposals.

Return on capital invested is defined as comparable operating profit divided by average capital invested. Average capital invested is calculated as a 13 month average of net assets before tax balances, dividend provisions, cash, borrowings and accrued interest but after adding back accumulated goodwill amortisation and accumulated net pre-tax exceptional items.

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0)20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0)20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)414 239 188 (mobile)
Media	Michael Sharp, Vice President Corporate Affairs	+61 (0)2 9256 5255 +61 (0)439 470 145 (mobile)

Brambles is globally headquartered in Australia

An analysts' briefing will be held in London at 8.30am on 24 August 2005. This will be webcast and available with supporting slides on www.brambles.com

Brambles

Preliminary Results for the year ended 30 June 2005

For the combined businesses of
Brambles Industries plc
and Brambles Industries Limited

Brambles

PRELIMINARY RESULTS
for the year ended 30 June 2005

Index **Page**

Brambles

SUMMARY OF COMBINED RESULTS
for the year ended 30 June 2005

At actual exchange rates	2005 £ millions	2004 £ millions	% change actual fx rates	% change constant currency
RESULTS BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS				
Turnover, including joint ventures and associates	**3,307**	3,112	6%	8%
Comparable operating profit [1]	**452**	381	19%	20%
Profit before tax, goodwill amortisation and exceptional items (PBTA)	**378**	307	23%	24%
Profit after tax, before goodwill amortisation and exceptional items (PATA), after minorities	**254**	210	21%	22%
Basic earnings per share on PATA (pence)	**15.0**	12.4	21%	22%
RESULTS AFTER GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS				
Operating profit	**417**	271	54%	56%
Profit before tax	**347**	224	55%	56%
Profit after tax, after minorities	**219**	126	74%	76%
Basic earnings per share (pence)	**12.9**	7.5	72%	75%
Free cash flow [2]	**337**	249		
Net capital expenditure on property, plant and equipment	**363**	348		
Net debt	**1,230**	1,395		
Dividend				
Interim dividend paid (pence per share)	**4.156**	4.155		
Second interim dividend declared (pence per share)	**4.815**	3.918		
Second interim dividend record date	**23 September 2005**			
Second interim dividend payable date	**13 October 2005**			

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items.
[2] Refer to Notes on page 5.

Brambles

RESULTS BY BUSINESS SEGMENT AT ACTUAL AND CONSTANT CURRENCY EXCHANGE RATES

Turnover (including share of joint ventures and associates)	**2005 actual £ millions**	2005 at prior year fx rates £ millions	2004 actual £ millions	% change at constant currency
CHEP	**1,488**	1,519	1,394	9%
Cleanaway	**1,094**	1,095	1,037	6%
Recall	**291**	297	274	8%
Brambles Industrial Services	**301**	302	287	5%
Regional Businesses	**133**	139	117	19%
Continuing Businesses	**3,307**	3,352	3,109	8%
Discontinued	**-**	-	3	
Total	**3,307**	3,352	3,112	8%
Comparable operating profit (EBITA before exceptionals)				
CHEP	**290**	294	224	31%
Cleanaway	**82**	82	89	(8%)
Recall	**47**	49	43	14%
Brambles Industrial Services	**38**	38	34	12%
Regional Businesses	**9**	9	5	80%
Corporate	**(14)**	(15)	(15)	-
Continuing Businesses	**452**	457	380	20%
Discontinued	**-**	-	1	
Total	**452**	457	381	20%
Reconciliation to statutory profit after tax				
Comparable operating profit	**452**	457	381	20%
Net interest expense	**(74)**	(76)	(74)	(3%)
Profit before tax, goodwill amortisation and exceptional items (PBTA)	**378**	381	307	24%
Tax expense on PBTA	**(123)**	(124)	(97)	(28%)
Profit after tax, before goodwill amortisation and exceptional items (PATA)	**255**	257	210	22%
Goodwill amortisation	**(35)**	(35)	(35)	
Exceptional items, before tax	**4**	4	(48)	
Tax on exceptional items	**(4)**	(3)	(2)	
Profit after tax	**220**	223	125	78%
Minority interest	**(1)**	(1)	1	
Profit after tax (after minority interest)	**219**	222	126	76%
Basic earnings per share (pence)	**12.9**	13.1	7.5	75%
Earnings per share on PATA (pence)	**15.0**	15.1	12.4	22%
BVA (Brambles Value Added) [3]		80	11	

[3] Refer to Notes on page 5.

Brambles

Operating profit (after goodwill amortisation and operating exceptional items)	**2005 actual £ millions**	2005 at prior year fx rates £ millions	2004 actual £ millions	% change at constant currency
CHEP	**288**	292	179	63%
Cleanaway	**67**	67	63	6%
Recall	**34**	36	30	20%
Brambles Industrial Services	**33**	33	29	14%
Regional Businesses	**9**	9	(16)	-
Corporate	**(14)**	(15)	(15)	-
Continuing Businesses	**417**	422	270	56%
Discontinued	**-**	-	1	-
Total	**417**	422	271	56%

Profit before interest and tax, after charging goodwill amortisation and exceptional items, is analysed by business segment and geographical origin on page 22.

Notes:

Comparable operating profit

Throughout this business commentary, all references to comparable operating profit are to 'profit before interest, tax, goodwill amortisation and exceptional items', which the Directors consider to be a useful measure of underlying business performance.

Translation of foreign currency results

In the commentary, comparative trading measures have been calculated in constant currency (at the comparative period's actual monthly exchange rates).

In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each year.

Free cash flow

Free cash flow refers to cash flow generated after net capital expenditure but excluding the net cost of acquisitions and proceeds from business disposals.

Free cash flow reconciles to statutory cash flow as follows:

	2005 £ millions	2004 £ millions
Net cash inflow before management of liquid resources and financing	**179**	100
Equity dividends paid to parent companies' shareholders	**137**	139
Acquisitions and disposals	**21**	10
Free cash flow	**337**	249

Brambles Value Added (BVA)

Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA for the year is denominated in sterling and defined under UK GAAP. It is calculated as comparable operating profit less average capital invested (ACI), at fixed June 2004 exchange rates, multiplied by the Brambles weighted average pre-tax cost of capital (WACC). BVA = EBITA – ACI x WACC.

Brambles

TRADING PERFORMANCE

Brambles achieved a substantial improvement in trading performance for the year.

Sales from continuing businesses were £3.3 billion, an increase of 6% (8% in constant currency) with improvements in each business. Sales for CHEP and Recall grew by 7% and 6% respectively (9% and 8% in constant currency) whilst sales at Cleanaway and Brambles Industrial Services were both 5% higher (6% and 5% in constant currency).

Comparable operating profit was £452 million compared with £381 million the previous year, an increase of 19% (20% higher in constant currency). CHEP's comparable operating profit at £290 million was 29% higher (31% in constant currency) with significant improvements in all regions led by CHEP Americas. Recall improved after a challenging 2004 and at £47 million was 9% higher (14% in constant currency). Brambles Industrial Services' comparable operating profit grew by 12% to £38 million. Cleanaway however was 8% lower at £82 million, due principally to lower results in Australia and the costs of the closure of Cleanaway's international headquarters in London, but as expected had a much better second half.

Profit before tax, goodwill amortisation and exceptional items was £378 million compared with £307 million in the previous year, an increase of 23% (24% in constant currency). Profit before tax, after goodwill amortisation and exceptional items was £347 million compared with £224 million in the previous year, an increase of 55% (56% in constant currency).

Profit after tax, goodwill amortisation and exceptional items (after minorities) was £219 million compared with £126 million in the previous year, an increase of 74% (76% in constant currency).

Earnings per share before goodwill amortisation and exceptional items was 15.0 pence compared with 12.4 pence in the previous year, an increase of 21% (22% in constant currency).

Brambles Value Added (BVA), calculated as comparable operating profit less a 12% capital charge, was £80 million for the year, an improvement of £69 million.

Brambles generated free cash flow of £337 million, a surplus of £200 million after dividends. The majority of this surplus was used to repay debt. Cash flow from operations (after net capital expenditure) improved significantly to £488 million. All divisions remain firmly focused on the more efficient use of assets (utilising the BVA methodology) and on cash generation.

OPERATIONAL REVIEW

Throughout this section, all amounts quoted in the text are at actual exchange rates. All comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the table on page 4 and a definition of constant currency is shown on page 5.

Brambles

CHEP

	Year ended 30 June 2005 Actual £m	Year ended 30 June 2004 Actual £m	% Change	
			Actual	Constant Currency
Sales	1,488	1,394	7	9
Comparable operating profit [1]	290	224	29	31
Cash flow from operations (after net capital expenditure)	327	230		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £288 million (2004: £179 million) are shown on page 21.

CHEP produced a very strong performance in 2005 with an excellent increase in contribution from CHEP Americas. Sales for the year increased by 9% while comparable operating profit was 31% above the previous period. All regions generated improved profitability and increased cash flow from operations (after net capital expenditure).

Asset productivity continued to improve in CHEP with capital expenditure of £265 million being in line with prior year despite the increase in sales for the year. These improvements are also reflected in the control ratio, one of CHEP's key performance indicators, which measures the number of pallets returned to CHEP from customers as a percentage of all those issued. CHEP is also continuing to expand the number of customers that accept financial responsibility for pallets under their control.

Across the world, CHEP continued to drive a culture of continuous improvement using a programme called Perfect Trip which employs Six Sigma methodology. During the year CHEP identified more areas in which best practice can be shared across CHEP regions, hence further improving operational efficiency and enhancing asset control. One example is a number of initiatives to improve pallet repair consistency and cost across the entire Service Centre network. It is expected that these improved practices and new Service Centre configurations will be progressively rolled out worldwide over the next five years.

CHEP AMERICAS

Sales in the Americas at £640 million were 10% higher than last year and comparable operating profit at £111 million was 58% higher. The strong increase in comparable operating profit was due primarily to higher volumes, improved transport and plant costs and the non-recurrence of one-off costs incurred in the prior year. The underlying improvement in comparable operating profit after eliminating the impact of these one-off costs was 37%.

Cash flow from operations (after net capital expenditure) was again strong at £127 million, an increase of £10 million over the previous year. Working capital improved due to better creditor and debtor management. Capital expenditure only increased by £23 million as further improvements in asset control partly compensated for the one-off benefit in 2004 of a backlog of pallets being brought back into use. The strong capital management discipline coupled with sharply higher earnings contributed to a significant increase in return on capital invested, up from 9% to 16%.

Transportation costs continued to improve and in 2005 were £25 million lower than the previous year. In the USA, significant improvements were seen during the year in the unit cost of delivery of pallets and in collection. The completion of the reconfigured Service Centre network in 2003 has successfully shortened the average length of haul for pallets and allowed the optimisation of pallet logistics. The bulk of the anticipated benefits have now been delivered.

Plant costs in the Americas reduced by £15 million, primarily driven by the use of lower cost Chilean lumber in pallet repairs and the non-recurrence of prior year one-off costs. Further initiatives were introduced during the year to enhance consistency in pallet inspection. In CHEP USA, the damage ratio and conditioning ratio remained slightly below 30% for the full year.

Other costs were £20 million higher than the previous year, largely as a result of an increase in irrecoverable pooling equipment provision expense. This reflects the results of the audit programme for pallets at distributors. Pallet audits will continue to be a feature of CHEP's asset management programme. CHEP also continues to sign customers (existing and new) to contracts to take financial responsibility for pallets under their control. In addition, approximately 3.8 million pallets were returned by more than 1,150 pallet recyclers in 2005. The number of recyclers actively participating in the CHEP USA Asset Recovery programme continues to increase and this contributed to an improved control ratio.

The annual customer satisfaction survey in the USA again showed improvements, reflecting improvement in on-time delivery and customer responsiveness.

In Latin America, the business is growing strongly and in each of the region's four countries (Mexico, Brazil, Chile and Argentina) sales growth exceeded 15% in 2005. Profitability also grew strongly, driven by both increased sales and improved operational efficiency.

CHEP Canada continued to increase market penetration and generate solid improvements in profit. The pipeline of new customers should underpin further good growth.

CHEP EUROPE

Sales in CHEP Europe were £660 million, 7% higher than the previous year, with the growth coming largely from pallet pricing and from improvements in the automotive containers business.

Comparable operating profit was 17% higher at £122 million, with the restructuring programme contributing £11 million of the improvement.

Cash flow from operations (after net capital expenditure) was £148 million, a significant improvement of £75 million compared with the previous year. Capital expenditure reduced by £33 million to £92 million reflecting the impact of best practice asset management techniques and improving asset responsibility by our customers. Return on capital invested improved to 17%.

The rationale for the CHEP Europe restructuring programme and for the introduction of activity-based pricing was to improve asset efficiency by better control of the pallet pool whilst also ensuring that the prices paid by CHEP's customers fairly reflect CHEP's costs. This realignment in pricing is expected to be largely finalised by the end of calendar year 2005.

The sharing of best practice with other CHEP regions is expected in time to lead to further efficiencies in transportation and plant costs. CHEP is also implementing a number of operational changes and initiatives with distributors, transporters and consolidators designed to further improve pallet control.

The container businesses contributed 17% of CHEP Europe's sales. Automotive containers performed particularly well.

CHEP – Rest of World

Sales in the CHEP businesses in the rest of the world were strong, increasing by 12% to £188 million with comparable operating profit at £57 million, 21% above 2004. The pallet business continued to show good growth, with activity particularly strong in Australia in the first half, in pre-Christmas trading. The RPC and automotive container businesses continued to gain from the roll-out of new contracts. Asset productivity initiatives continued to drive strong financial returns.

CLEANAWAY

	Year ended 30 June 2005 Actual £m	Year ended 30 June 2004 Actual £m	% Change	
			Actual	Constant Currency
Sales	1,094	1,037	5	6
Comparable operating profit [1]	82	89	(8)	(8)
Cash flow from operations (after net capital expenditure)	81	89		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £67 million (FY04: £60 million) are shown on page 21.

Sales in Cleanaway were £1,094 million, an increase of 6%, but despite a much improved second half, comparable operating profit was 8% below the previous year. This was principally due to lower results in Australia and the closure of Cleanaway's international headquarters in London. There were stronger results in the UK (particularly municipal and landfill) but improvements in Germany (in Commercial and Industrial (C&I) and PET) were offset by the impact of contract re-tendering.

Cash flow from operations (after net capital expenditure) remained strong at £81 million. Capital expenditure at £83 million was £1 million higher than the previous year.

Cleanaway is well positioned in the markets in which it operates. A number of the operational efficiency and profit improvement programmes are now having a positive effect, as can be seen from the improved second half performance. More will be done to optimise the potential of the business in all territories through disciplined management including the use of tools such as Six Sigma.

UK

In the UK, sales were £495 million, an increase of 6%. Comparable operating profit also improved over the prior year.

The municipal business continued to gain from new contracts, improved rates and additional more profitable short term contracts. New wins included waste collection and street cleaning for the Royal Borough of Windsor and Maidenhead. The municipal order book at the end of June stood at £831 million.

The C&I business showed consistent improvements in margin in the second half, as management actions took hold. Further improvements in route density and customer service levels are expected and Cleanaway will continue to focus on revenue retention at acceptable margins to improve profitability.

Recycling and Disposal Services saw improvements in landfill price and a better mix of land filled waste. The Greenwich Materials Recycling facility (MRF), which was commissioned in December 2004, is already at break-even.

The detailed management focus on all aspects of the business using Six Sigma methodology will continue and is expected to improve returns further, particularly in the municipal and C&I businesses.

FILE NO: 82-5205

Brambles

Germany

In Germany, sales of £360 million were 5% above the previous year with comparable operating profit slightly lower. Notwithstanding the DSD and associated waste paper contract re-tendering, the business had a good year. Cleanaway successfully gained market share in DSD as a result of the re-tendering process and has taken action to mitigate the associated margin reductions wherever possible.

Sustainable improvements have been made in other areas within Cleanaway Germany. Significant management attention has been paid to the C&I business and has resulted in better margins, with better pricing and ongoing productivity improvement measures. The PET recycling business was profitable, with improvements in volumes and in production processes.

The new TASi regulations, which require the pre-treatment of waste before it can be sent to landfill, came into effect from 1 June 2005. The increased waste disposal costs are expected to be passed on to end users.

Australia/New Zealand/Asia

Sales in Cleanaway Rest of World were £239 million, 6% higher than the previous year with comparable operating profit impacted by costs related to the start up of new municipal contracts in Queensland being higher than anticipated. There has also been some restructuring which is designed to improve the ongoing profitability of the business. The municipal contract order book increased to A$950 million at the end of June 2005.

Asia's performance was adversely affected by the deferral of a number of short term treatment and disposal contracts.

Brambles

RECALL

	Year ended 30 June 2005 Actual £m	Year ended 30 June 2004 Actual £m	% Change	
			Actual	Constant Currency
Sales	291	274	6	8
Comparable operating profit [1]	47	43	9	14
Cash flow from operations (after net capital expenditure)	61	35		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £38 million (FY04: £30 million) are shown on page 21.

Recall's sales grew by 8%, of which 6 percentage points represented organic growth. 47% of the sales came from the Americas, with 32% from Europe.

Comparable operating profits improved by 14% to £47 million, with significant improvements seen in Europe, particularly in Document Management Solutions (DMS) in the UK.

Cash flow increased significantly with capital expenditure held at last year's level of £26 million and further improvement in working capital. The sale of an investment in Hyland Software Inc. contributed £10 million of the improvement.

The DMS business accounted for 63% of Recall's sales with DMS sales 12% above the previous year, reflecting strong volume growth in all regions. In Europe, UK and France in particular showed improvement. Margins in Australia benefited from high capacity utilisation and improved labour costs. The new state of the art facility in Sydney is due to be completed in December 2005 and the transition to this new facility will take place towards the end of the current financial year.

Sales in Secure Destruction Services (SDS) grew 3% and accounted for 25% of Recall's sales. Customer attrition levels were high in North America, particularly amongst smaller customers, as lower price entrants were encouraged into the market by the high paper prices in the first half. Paper prices have since dropped back to more normal levels. Despite these short term issues, strategic growth opportunities in SDS remain attractive, driven by new identity theft protection laws, such as the legislation in the USA which will require the shredding of all customer credit documents.

Data Protection Services (DPS) performed well outside North America, but the larger North American business saw increased competition and pricing pressure, leading to some customer losses. The relative maturity of this business segment means there is limited industry growth and resultant spare capacity.

Recall's strategy is to offer a high quality service with a strong focus on the customer. It continues to invest in sales and marketing resources, particularly in North America. The increased use of Recall's new web based system is further improving customer service, with over one quarter of all work orders now captured through it. Recall will continue to invest in new state of the art facilities such as those in Sydney and São Paulo.

Eleven small acquisitions were made during the year for a total consideration of £14 million. These included six SDS businesses in North America and the balance of what was previously a joint venture DMS business in Denmark.

BRAMBLES INDUSTRIAL SERVICES

	Year ended 30 June 2005 Actual £m	Year ended 30 June 2004 Actual £m	% Change	
			Actual	Constant Currency
Sales	301	287	5	5
Comparable operating profit [1]	38	34	12	12
Cash flow from operations (after net capital expenditure)	21	51		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £33 million (FY04: £26 million) are shown on page 21.

Sales in Brambles Industrial Services were £301 million, 5% higher than the previous year. The Northern Hemisphere (48% of sales) saw stronger volumes in the steel industry for most of the year. Australia achieved solid sales but growth was affected by the closure and divestiture of non-core businesses.

Comparable operating profit was 12% higher than the previous year with both the Northern and Southern Hemispheres contributing to growth. In the UK and France, higher throughput and the full year impact of new contracts favourably impacted profitability. In Australia, the positive impact of new and renewed contracts more than offset the effect of non-core activities previously divested or closed. Several non-core activities were disposed of during the year.

The committed order book at the end of June 2005 was almost £1 billion.

During the year, Brambles Industrial Services in Australia won a number of contracts for mine site haulage utilising innovative technology of powered trailers, along with a contract at BlueScope Steel for automatic guided vehicles (AGVs) for handling coil products. Capital expenditure increased by £23 million to £47 million to support these new contracts and contract extensions.

Brambles

REGIONAL BUSINESSES

	Year ended 30 June 2005 Actual £m	Year ended 30 June 2004 Actual £m	% Change	
			Actual	Constant Currency
Sales	133	117	14	19
Comparable operating profit [1]	9	5	80	80
Cash flow from operations (after net capital expenditure)	7	9		

[1] A definition of comparable operating profit and a reconciliation to statutory profit before interest and tax of £9 million (FY04: loss of £16 million) are shown on page 21.

Regional Businesses continued to recover strongly led by the Interlake racking business. Improved pricing and the impact of a number of cost initiatives contributed to Interlake's improved profitability.

Eurotainer's performance also improved, with growth in the number of containers coupled with an increase in the fleet utilisation rate only partially offset by the weaker US dollar. The global demand for containers remains strong and an acute shortage of new gas tanks following the bankruptcy of a major container manufacturer is pushing up some short term pricing.

TCR continued to see strong sales growth on the back of contract wins in the UK and this underpinned a strong lift in profit.

BUSINESS DISPOSALS AND EXCEPTIONAL ITEMS

There were no material divestments in the year.

In 2005, the net effect of exceptional items after tax was nil. An operating exceptional charge for deferred tax adjustments in Cleanaway Germany was offset by a non-operating profit on Recall's sale of its investment in Hyland Software Inc and a reduced tax liability on the sale in 2004 of Meineke Car Care Centers, Inc, also shown as a non-operating exceptional item.

FINANCIAL POSITION

Cash flow from operations (after net capital expenditure) again improved significantly to £488 million, up £88 million from the previous year. Free cash flow of £337 million was also £88 million higher than the previous year. Free cash flow after dividends was £200 million.

Net interest expense remained steady at £74 million. The lower average outstanding debt balance was offset by higher interest rates and the impact of the lengthened maturity profile from the US Private Debt placement.

Working capital reduced by £22 million reflecting the significant progress that has been achieved in recent years, particularly on debtor days and ongoing tight control over creditors.

Net debt declined by £165 million to £1,230 million at 30 June 2005. Financial coverage ratios continued to improve, with EBITDA interest cover at 10.5 times (2004: 9.6 times) and net debt/EBITDA at 1.6 times (2004: 2.0 times).

Gearing (measured as net debt/net debt plus equity) declined to 49.7% from 55.5% in the previous year.

CAPITAL EXPENDITURE

Capital expenditure for the year was £428 million, £30 million above the previous year. This reflected the ongoing disciplined approach to asset allocation, particularly in CHEP, offset by investment in new contracts in Brambles Industrial Services.

In CHEP, capital expenditure at £265 million was £1 million above the previous year. CHEP Europe achieved a reduction in capital expenditure of £33 million as a result of initiatives designed to improve asset control, particularly the flow of pallets to non-cooperative distributors. This was offset by a £23 million increase in capital expenditure in CHEP Americas resulting from the absence of a one-off reduction in un-repaired pallet stocks in 2004 and strong sales growth. Expenditure in CHEP Rest of World increased to support strong sales growth of pallets and RPCs.

Capital expenditure in Cleanaway was £83 million (2004: £82 million), in Recall £26 million (2004: £26 million) and in Brambles Industrial Services £47 million (up £23 million, reflecting new contracts and contract re-wins particularly in Australia).

The ratio of capital expenditure to depreciation was 1.3 times (2004: 1.2 times).

TAXATION

Brambles' tax rate rose from 31.6% in 2004 to 32.5% of profit before tax, goodwill amortisation and exceptional items.

The effective tax rate is determined by the geographic mix of earnings and is expected to trend marginally higher if the earnings contribution from the USA continues to rise.

DIVIDEND

The Board has declared a final dividend of 11.5 cents per share, fully franked, for shareholders in Brambles Industries Limited (BIL) and a second interim dividend of 4.815 pence per share for shareholders in Brambles Industries plc (BIP). The total dividend for the year will therefore be 21.5 cents for BIL shareholders and 8.971 pence for BIP shareholders, the increase when compared with 2004 reflecting the significantly improved earnings and cash flow in 2005. This is consistent with the Board's stated progressive dividend policy. The dividend will be paid on 13 October 2005 to those shareholders registered on 23 September 2005.

For Brambles Industries Limited shareholders, both the interim and final 2005 dividends are fully franked. It is expected that the dividends in respect of the 2006 financial year are likely to remain fully franked.

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of Brambles Industries plc will be held in London on Tuesday 25 October and the Brambles Industries Limited meeting will be held in Sydney on Friday 11 November.

OUTLOOK

CHEP is expected to deliver good growth in all regions in 2006, driven by continued sales growth and benefits from operational improvements that have already been implemented.

Cleanaway is expected to show a marked improvement in performance in the year ahead as a result of improvements in the UK and benefits from the closure of Cleanaway's international headquarters. Further margin improvements in the Commercial and Industrial sector in Germany are expected to offset the full twelve months impact of the DSD re-tendering and Australia is expected to rebound in 2006.

Recall is expected to see continued growth in sales and profit.

Brambles Industrial Services and Regional Businesses are likely to deliver an improved performance in 2006.

In the early part of the current financial year the Group is performing well. Brambles expects further good progress in profit and solid cash generation for the year ahead.

FILE NO: 82-5205

Brambles

COMBINED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2005

	2005			2004		
	Before goodwill amortisation & exceptional items £ millions	Goodwill amortisation & exceptional items £ millions	Total £ millions	Before goodwill amortisation & exceptional items £ millions	Goodwill amortisation & exceptional items £ millions	Total £ millions
TURNOVER (including share of joint ventures and associates)						
- Continuing operations	3,307	-	3,307	3,109	-	3,109
- Discontinued operations	-	-	-	3	-	3
	3,307	-	3,307	3,112	-	3,112
Less share of turnover of:						
- Joint ventures – continuing operations	(55)	-	(55)	(51)	-	(51)
- Associates – continuing operations	(41)	-	(41)	(38)	-	(38)
GROUP TURNOVER	3,211	-	3,211	3,023	-	3,023
OPERATING PROFIT						
Continuing operations before goodwill amortisation and exceptional items	438	-	438	366	-	366
Goodwill amortisation	-	(34)	(34)	-	(34)	(34)
Exceptional items	-	-	-	-	(75)	(75)
Continuing operations	438	(34)	404	366	(109)	257
Discontinued operations	-	-	-	1	-	1
GROUP OPERATING PROFIT	438	(34)	404	367	(109)	258
Share of operating profit of:						
- Joint ventures – continuing operations	10	-	10	10	-	10
- Associates – continuing operations	4	(1)	3	4	(1)	3
TOTAL OPERATING PROFIT	452	(35)	417	381	(110)	271
NON-OPERATING EXCEPTIONAL ITEMS						
Net profit on sale of investments - continuing	-	4	4	-	-	-
Net profit on sale of discontinued operations	-	-	-	-	27	27
	-	4	4	-	27	27
PROFIT BEFORE INTEREST AND TAX	452	(31)	421	381	(83)	298
Net interest payable:						
- Group	(72)	-	(72)	(72)	-	(72)
- Share of joint ventures and associates	(2)	-	(2)	(2)	-	(2)
	(74)	-	(74)	(74)	-	(74)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	378	(31)	347	307	(83)	224
Tax on profit on ordinary activities	(123)	(4)	(127)	(97)	(2)	(99)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	255	(35)	220	210	(85)	125
Equity minority interests	(1)	-	(1)	-	1	1
PROFIT ATTRIBUTABLE TO PARENT COMPANIES' SHAREHOLDERS	254	(35)	219	210	(84)	126
Equity dividends paid and proposed	(152)	-	(152)	(136)	-	(136)
TRANSFER TO/(FROM) RESERVES	102	(35)	67	74	(84)	(10)
Basic earnings per share (pence)	15.0		12.9	12.4		7.5
Diluted earnings per share (pence)	14.9		12.8	12.4		7.4

FILE NO: 82-5205

Brambles

COMBINED BALANCE SHEET
as at 30 June 2005

	2005 £ millions	2004 £ millions
FIXED ASSETS		
Intangible assets	**442**	451
Tangible assets	**2,264**	2,220
	2,706	2,671
Investments		
- Joint ventures:		
- Share of gross assets	**88**	84
- Share of gross liabilities	**(47)**	(43)
	41	41
- Associates	**28**	28
- Other investments	**2**	9
Total investments	**71**	78
Total fixed assets	**2,777**	2,749
CURRENT ASSETS		
Stock	**39**	33
Debtors	**678**	633
Cash at bank and in hand	**105**	34
	822	700
CREDITORS: amounts falling due within one year		
Borrowings	**(15)**	(39)
Creditors	**(576)**	(518)
Tax and dividend payable	**(135)**	(100)
	(726)	(657)
NET CURRENT ASSETS	**96**	43
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,873**	2,792
CREDITORS: amounts falling due after more than one year		
Borrowings	**(1,320)**	(1,390)
Provisions for liabilities and charges	**(307)**	(285)
NET ASSETS	**1,246**	1,117
CAPITAL AND RESERVES		
Share capital	**550**	499
Share premium account	**51**	50
Other reserves	**83**	83
Combined profit and loss account	**557**	481
Equity shareholders' funds	**1,241**	1,113
Equity minority interests	**5**	4
	1,246	1,117

Brambles

COMBINED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Profit for the year:		
- Group	**211**	118
- Joint ventures	**7**	6
- Associates	**1**	2
Profit attributable to parent companies' shareholders	**219**	126
Exchange translation difference	**51**	(67)
Total recognised gains and losses for the year	**270**	59

RECONCILIATION OF MOVEMENTS IN COMBINED SHAREHOLDERS' FUNDS
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Combined shareholders' funds at beginning of year	**1,113**	1,185
Profit attributable to parent companies' shareholders	**219**	126
Ordinary dividends paid and proposed	**(152)**	(136)
Issue of ordinary shares, net of expenses	**6**	-
Shares issued to employees under long term incentive plan	**(1)**	-
Reinstatement of goodwill due to sale of businesses	**-**	5
Performance shares to be issued to employees under long term incentive plan	**5**	-
Exchange translation difference:		
- Brambles Industries Limited share capital	**49**	(28)
- Other	**2**	(39)
Net increase/(decrease) in combined shareholders' funds	**128**	(72)
Combined shareholders' funds at end of year	**1,241**	1,113

FILE NO: 82-5205

Brambles

COMBINED CASH FLOW STATEMENT
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Net cash inflow from operating activities	**841**	737
Dividends received from joint ventures and associates	**8**	7
Interest received	**3**	6
Interest paid	**(63)**	(74)
Interest element of finance lease rentals	**(1)**	(1)
Returns on investments and servicing of finance	**(61)**	(69)
Tax paid	**(90)**	(82)
Purchase of tangible fixed assets	**(428)**	(398)
Sale of tangible fixed assets	**65**	50
Investment loans and other financial investments	**2**	4
Capital expenditure and financial investment	**(361)**	(344)
Purchase of subsidiary undertakings and associates	**(28)**	(42)
Net cash acquired with subsidiary undertakings	**-**	3
Sale of subsidiary undertakings and associates	**7**	29
Acquisitions and disposals	**(21)**	(10)
Equity dividends paid to parent companies' shareholders	**(137)**	(139)
Net cash inflow before management of liquid resources and financing	**179**	100
Management of liquid resources	**1**	(3)
Net proceeds from share issues	**6**	1
Net proceeds from hedge borrowings	**-**	14
Decrease in borrowings	**(105)**	(127)
Capital element of finance lease rentals	**(3)**	(5)
Financing	**(102)**	(117)
Increase/(decrease) in cash	**78**	(20)

MOVEMENT IN COMBINED NET DEBT
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Increase/(decrease) in cash	**78**	(20)
Decrease in borrowings	**105**	127
Capital element of finance lease rentals	**3**	5
Currency variations	**(22)**	80
(Decrease)/increase in liquid resources	**(1)**	3
Other non-cash changes	**4**	18
Subsidiaries acquired and sold	**(2)**	(1)
Total movement	**165**	212
Net borrowings at beginning of year	**(1,395)**	(1,607)
Net borrowings at end of year	**(1,230)**	(1,395)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Group operating profit	**404**	258
Depreciation charge and impairment	**324**	332
Amortisation and impairment	**35**	54
Irrecoverable pooling equipment provision expense	**62**	39
Decrease in working capital	**22**	54
Increase in provisions	**6**	7
Other	**(12)**	(7)
Net cash inflow from operating activities	**841**	737

Brambles

COMBINED SEGMENTAL ANALYSIS
for the year ended 30 June 2005

Brambles' material business segments are CHEP (pallet and container pooling), Cleanaway (waste management), Recall (information management) and Brambles Industrial Services. The Regional Businesses segment comprises Interlake, TCR and Eurotainer. The Discontinued segment comprises Meineke, sold in August 2003.

	Turnover		**Comparable operating profit** [1]	
	2005	2004	**2005**	2004
	£ millions	£ millions	**£ millions**	£ millions
By business segment				
CHEP	**1,488**	1,394	**290**	224
Cleanaway	**1,094**	1,037	**82**	89
Recall	**291**	274	**47**	43
Brambles Industrial Services	**301**	287	**38**	34
Regional Businesses	**133**	117	**9**	5
Corporate	**-**	-	**(14)**	(15)
Total continuing businesses	**3,307**	3,109	**452**	380
Discontinued	**-**	3	**-**	1
	3,307	3,112	**452**	381
By geographic origin				
Europe	**1,768**	1,656	**208**	179
Americas	**896**	855	**135**	100
Australia/New Zealand	**558**	519	**86**	82
Rest of the World	**85**	82	**23**	20
	3,307	3,112	**452**	381

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items (EBITA before exceptionals). The difference between comparable operating profit and profit before interest and tax is due to goodwill amortisation and exceptional items. Goodwill amortisation by segment is CHEP £2 million (2004: £1 million), Cleanaway £15 million (2004: £15 million), Recall £13 million (2004: £13 million), Brambles Industrial Services £5 million (2004: £5 million), Regional Businesses nil (2004: £1 million). In the current financial year, there was an exceptional profit before interest and tax of £4 million in Recall. In the 2004 financial year, exceptional items by segment were CHEP £(44) million, Cleanaway £(14) million, Brambles Industrial Services £(3) million, Regional Businesses £(20) million and Discontinued £33 million.

FILE NO: 82-5205

Brambles

COMBINED SEGMENT ANALYSIS *continued*
for the year ended 30 June 2005

	Profit before interest and tax (after goodwill amortisation and exceptional items)		Non-operating exceptional items	
	2005	2004	**2005**	2004
	£ millions	£ millions	**£ millions**	£ millions
By business segment				
CHEP	**288**	179	**-**	-
Cleanaway	**67**	60	**-**	(3)
Recall	**38**	30	**4**	-
Brambles Industrial Services	**33**	26	**-**	(3)
Regional Businesses	**9**	(16)	**-**	-
Corporate	**(14)**	(15)	**-**	-
Total continuing businesses	**421**	264	**4**	(6)
Discontinued	**-**	34	**-**	33
	421	298	**4**	27
By geographic origin				
Europe	**184**	105	**-**	(2)
Americas	**132**	97	**4**	30
Australia/New Zealand	**82**	79	**-**	(1)
Rest of the World	**23**	17	**-**	-
	421	298	**4**	27

	Net assets	
	2005	2004
	£ millions	£ millions
By business segment		
CHEP	**1,532**	1,534
Cleanaway	**620**	617
Recall	**327**	321
Brambles Industrial Services	**230**	209
Regional Businesses	**78**	76
Corporate	**(117)**	(83)
Total continuing businesses	**2,670**	2,674
Discontinued	**-**	(3)
Total segmented net operating assets	**2,670**	2,671
By geographic origin		
Europe	**1,432**	1,478
Americas	**928**	920
Australia / New Zealand	**344**	291
Rest of the World	**83**	65
Corporate	**(117)**	(83)
Total segmented net operating assets	**2,670**	2,671
Total segmented net operating assets	**2,670**	2,671
Net debt	**(1,230)**	(1,395)
Corporation tax receivable	**9**	18
Current corporation tax	**(52)**	(35)
Deferred tax	**(151)**	(142)
Net assets	**1,246**	1,117

The above segment analysis includes Brambles' share of amounts reported by joint ventures and associates.

NOTES TO THE COMBINED FINANCIAL INFORMATION
for the year ended 30 June 2005

1 BASIS OF PREPARATION

The dual listed companies structure (DLC Structure) is essentially a contractual arrangement between Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) under which they operate as if they are a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. The combination did not involve the acquisition of one company by the other or any transfer of shares or other assets between BIL and BIP. This structure unites the economic interests of the two shareholder groups.

Combined financial information represents the combined businesses of BIL and BIP and encompasses their respective subsidiaries, associates and joint ventures. BIL and BIP are referred to collectively throughout these financial statements as Brambles.

Combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of Brambles. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the 2002 financial year.

Consolidated financial information for BIP is presented on pages 34 to 37.

Accounting policies

The preliminary results for the year ended 30 June 2005 have been prepared on the basis of the accounting policies set out in the 2004 Annual Review.

A reconciliation between UK GAAP and Australian GAAP (AGAAP) is presented in Note 7.

2 EARNINGS PER SHARE

Earnings per share (EPS) for 2005 is based on the earnings of the year of £219 million (2004: £126 million) and calculated on the weighted average number of 1,691.8 million (2004: 1,690.7 million) shares in issue and ranking for dividend. Diluted EPS, which takes into account options over shares, is calculated on the weighted average number of 1,705.2 million (2004: 1,692.8 million) shares.

EPS before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		**EPS**	
	2005	2004	**2005**	2004
	£ millions	£ millions	**pence**	pence
Profit for the year	**219**	126	**12.9**	7.5
Included in operating profit:				
- Goodwill amortisation	**35**	35	**2.1**	2.0
- Exceptional items	**-**	75	**-**	4.4
Non-operating exceptional items	**(4)**	(27)	**(0.2)**	(1.6)
Minority interest in exceptional items	**-**	(1)	**-**	-
Tax attributable to exceptional items	**4**	2	**0.2**	0.1
Profit after tax before goodwill amortisation and exceptional items	**254**	210	**15.0**	12.4

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2005

3 EXCEPTIONAL ITEMS

	2005 £ millions	2004 £ millions
Operating exceptional items:		
- Reorganisation costs [1]	-	(53)
- Goodwill impairment [2]	-	(19)
- Write-down of fixed assets [3]	-	(3)
Total operating exceptional items	-	(75)
Non-operating exceptional items:		
Profit on sale of investments [4]	**4**	-
Net profit/(loss) on sale of discontinued operations:		
- Profit on sale of discontinued operations [5]	-	34
- Loss on sale of discontinued operations and associates [5]	-	(7)
Net profit/(loss) on sale of discontinued operations	-	27
Total non operating exceptional items	**4**	27
Total exceptional items before tax	**4**	(48)
Operating exceptional tax [6]	**(13)**	9
Tax on non-operating exceptional items:		
Tax on profit on sale of investments [4]	**(1)**	-
Tax on net profit/(loss) on sale of discontinued operations:		
- Tax on profit on sale of discontinued operations [5]	**10**	(13)
- Tax on loss on sale of discontinued operations	-	2
Total tax on exceptional items	**(4)**	(2)
Exceptional items after tax	-	(50)

1 Reorganisation costs in 2004 comprise redundancy costs, pallet writedowns and other related costs in CHEP Europe of £38 million, costs associated with the reorganisation of CHEP's management structure of £6 million and other restructuring costs, principally in Cleanaway, of £9 million.

2 An impairment charge of £19 million (£17 million after tax) was booked in 2004 against the carrying value of goodwill in Interlake, which forms part of the Regional Businesses segment.

3 The carrying amount of the fixed assets in Cleanaway's gas to energy business in Taiwan was written down by £3 million to recoverable amount in 2004. Of this amount, £1 million was attributable to equity minority interests.

4 In March 2005, Recall sold its investment in Hyland Software for net proceeds of £10 million, resulting in a net profit on sale of £4 million (£3 million after tax).

5 Brambles disposed of various businesses during the prior year, one of which is individually material being the sale of Meineke Car Care Centers, Inc (Meineke) for net proceeds of £42 million. This resulted in a profit on sale of £30 million (£17 million after tax). During 2005, the tax liability arising on this transaction was reassessed, leading to a reduction in the liability of £10 million.

6 During 2005, a detailed review was undertaken of the allocation of goodwill and related deferred tax balances to the underlying subsidiaries of Cleanaway Germany. As a result, an additional deferred tax liability of £13 million has been recognised.

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2005

4 EQUITY DIVIDENDS

	2005 **£ millions**	2004 £ millions
BIP:		
- Interim paid 4.156 pence per share (2004: 4.155 pence)	**30**	30
- Second interim declared 4.815 pence per share (2004: 3.918 pence)	**36**	28
	66	58
BIL:		
- Interim paid 10.0 cents per share (2004: 10.0 cents)	**39**	41
- Final declared 11.5 cents per share (2004: 10.0 cents)	**47**	37
	86	78
Total	**152**	136

5 CONTINGENT LIABILITIES

There have been no material changes in Brambles' contingent liabilities set out in the 2004 Annual Review.

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2005

6 TAX ON PROFIT ON ORDINARY ACTIVITIES

	2005 £ millions	2004 £ millions
Current tax:		
UK corporation tax charge:		
- Corporation tax	**29**	21
- Adjustments in respect of prior periods	**1**	2
Overseas tax charge:		
- Corporation tax	**87**	59
- Adjustments in respect of prior periods	**2**	1
Joint ventures	**2**	2
Associates	**1**	1
Total current tax	**122**	86
Deferred tax:		
- Origination and reversal of timing differences	**7**	8
- Adjustments in respect of prior periods	**(2)**	5
Total deferred tax	**5**	13
Tax on profit on ordinary activities	**127**	99

The actual current tax charge differs from the UK standard rate of 30% (2004: 30%) for the reasons set out below:

	2005	2004
Profit on ordinary activities before tax	**347**	224
Tax on profit on ordinary activities at standard rate	**104**	67
Factors affecting charge:		
- Capital allowances in excess of depreciation	**(5)**	(40)
- Change in provisions	**8**	2
- Other timing differences	**(3)**	-
- Other net expenses not deductible for tax purposes	**9**	10
- Foreign tax charged at different rates	**11**	7
- Utilisation of tax losses brought forward	**(13)**	(1)
- Unrelieved tax losses carried forward	**8**	38
- Adjustments to tax charge in respect of prior periods	**3**	3
	122	86

The benefit for tax losses will only be obtained if:

(i) Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(ii) Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) No changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

NOTES TO THE COMBINED FINANCIAL INFORMATION *continued*
for the year ended 30 June 2005

7. GAAP RECONCILIATION – UK GAAP TO AUSTRALIAN GAAP (unaudited)

(a) 2005

	2005 UK GAAP £ millions	2005 UK GAAP A$ millions	GAAP adjustments in A$ millions: JVs and Associates	Goodwill	Share plans	Total	2005 AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	**3,307**	**8,151.0**	-	-	-	-	**8,151.0**
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items	**438**	**1,074.9**	-	-	13.1	13.1	**1,088.0**
Goodwill amortisation	**(34)**	**(82.7)**	-	(16.9)	-	(16.9)	**(99.6)**
Exceptional items	**-**	**-**	-	-	-	-	**-**
Continuing operations	**404**	**992.2**	-	(16.9)	13.1	(3.8)	**988.4**
Discontinued operations	**-**	**-**	-	-	-	-	**-**
GROUP OPERATING PROFIT	**404**	**992.2**	-	(16.9)	13.1	(3.8)	**988.4**
Share of operating profit of joint ventures and associates	**13**	**32.9**	(13.4)	-	-	(13.4)	**19.5**
TOTAL OPERATING PROFIT	**417**	**1,025.1**	(13.4)	(16.9)	13.1	(17.2)	**1,007.9**
NON-OPERATING EXCEPTIONAL ITEMS							
Net profit on sale of investments	**4**	**9.8**	-	-	-	-	**9.8**
PROFIT BEFORE INTEREST AND TAX	**421**	**1,034.9**	(13.4)	(16.9)	13.1	(17.2)	**1,017.7**
Net interest payable	**(74)**	**(181.8)**	5.3	-	-	5.3	**(176.5)**
PROFIT BEFORE TAX	**347**	**853.1**	(8.1)	(16.9)	13.1	(11.9)	**841.2**
Tax	**(127)**	**(311.9)**	8.1	(0.8)	(5.4)	1.9	**(310.0)**
PROFIT AFTER TAX	**220**	**541.2**	-	(17.7)	7.7	(10.0)	**531.2**
Minority interests	**(1)**	**(2.4)**	-	-	-	-	**(2.4)**
ATTRIBUTABLE PROFIT	**219**	**538.8**	-	(17.7)	7.7	(10.0)	**528.8**

A$ amounts are presented to one decimal place to conform with materials released in Australia.

7. GAAP RECONCILIATION – UK GAAP TO AUSTRALIAN GAAP (unaudited) *continued*

(b) 2004

	2004 UK GAAP £ millions	2004 UK GAAP A$ millions	GAAP adjustments in A$ millions: JVs and Associates	Goodwill	Other	Total	2004 AGAAP A$ millions
TURNOVER (including share of joint ventures and associates)	**3,112**	**7,652.3**	-	-	-	-	**7,652.3**
OPERATING PROFIT							
- Continuing operations before goodwill amortisation and exceptional items	**366**	**901.5**	-	-	(1.1)	(1.1)	**900.4**
- Goodwill amortisation	**(34)**	**(84.1)**	-	(18.3)	-	(18.3)	**(102.4)**
- Exceptional items	**(75)**	**(184.1)**	-	-	-	-	**(184.1)**
Continuing operations	**257**	**633.3**	-	(18.3)	(1.1)	(19.4)	**613.9**
Discontinued operations	**1**	**2.3**	-	-	-	-	**2.3**
GROUP OPERATING PROFIT	**258**	**635.6**	-	(18.3)	(1.1)	(19.4)	**616.2**
Share of operating profit of joint ventures and associates	**13**	**32.4**	(11.9)	-	-	(11.9)	**20.5**
TOTAL OPERATING PROFIT	**271**	**668.0**	(11.9)	(18.3)	(1.1)	(31.3)	**636.7**
NON-OPERATING EXCEPTIONAL ITEMS							
Net profit on sale of discontinued operations	**27**	**66.8**	-	13.1	-	13.1	**79.9**
PROFIT BEFORE INTEREST AND TAX	**298**	**734.8**	(11.9)	(5.2)	(1.1)	(18.2)	**716.6**
Net interest payable	**(74)**	**(181.2)**	4.1	-	-	4.1	**(177.1)**
PROFIT BEFORE TAX	**224**	**553.6**	(7.8)	(5.2)	(1.1)	(14.1)	**539.5**
Tax	**(99)**	**(242.8)**	7.8	2.0	(3.0)	6.8	**(236.0)**
PROFIT AFTER TAX	**125**	**310.8**	-	(3.2)	(4.1)	(7.3)	**303.5**
Minority interests	**1**	**3.1**	-	-	-	-	**3.1**
ATTRIBUTABLE PROFIT	**126**	**313.9**	-	(3.2)	(4.1)	(7.3)	**306.6**

A$ amounts are presented to one decimal place to conform with materials released in Australia.

8 IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS

UNAUDITED

Brambles continues the transitioning of its accounting policies and financial reporting from current UK and Australian Standards to International Financial Reporting Standards (IFRS). Brambles has allocated internal and external resources to the transition project. Building on diagnostics and impact assessments undertaken at the start of the project, the project team has addressed in detail the transition issues in the key areas that will be affected by the transition to IFRS. The IFRS steering committee has met regularly to oversee progress and has made accounting policy recommendations and presentations to the Audit Committee. External actuarial consultants have performed valuations in relation to employer sponsored defined benefit superannuation funds and to share-based payments. Training courses on IFRS have been given to key accounting staff throughout Brambles. A management presentation was given to analysts in June 2005 to highlight the anticipated impact of IFRS on Brambles.

As Brambles has a 30 June year end, priority has been given to the preparation of an opening balance sheet in accordance with IFRS as at 1 July 2004, Brambles' date of transition to IFRS. This will form the basis of accounting for IFRS in the future. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 1 July 2004.

Brambles will prepare its half-year results at 31 December 2005 under IFRS and will present comparative figures under IFRS for the half-year to 31 December 2004. Brambles' first fully IFRS-compliant financial report will be for the year ending 30 June 2006, and will contain IFRS comparative figures for the year ended 30 June 2005.

Set out below are the key areas where accounting policies will change and are expected to have a material impact on the financial report of Brambles, together with the best estimate of the quantitative impact of the changes on total equity as at 1 July 2004 (the date of transition) and 30 June 2005, and on net profit for the year ended 30 June 2005. No material impacts are expected in relation to the statement of cash flows.

The amounts disclosed are management's best estimates of the quantitative impact of the changes as at the date of this report and are unaudited. Although the amounts disclosed in this note are based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, these may change. For example, amended or additional standards or interpretations may be issued by the IASB, or there may be changes due to emerging accepted practice in the interpretation and application of IFRS. Therefore, until the Company prepares its first full IFRS financial statements for the year ended 30 June 2006, the possibility cannot be excluded that the accompanying quantified impacts may have to be adjusted.

Defined benefit pension plans

Under IAS 19 *Employee Benefits*, Brambles will recognise as a liability the net deficit in its employer sponsored defined benefit superannuation funds, based on actuarial calculations of the position of the funds. This will result in a change to Brambles' current accounting policy where the expected cost of providing superannuation, as calculated periodically by professionally qualified actuaries, is recognised in the profit and loss account by spreading the cost over the service lives of employees in the schemes.

Actuarial calculations were completed as at 1 July 2004 and 30 June 2005. The estimated impact of the introduction of IFRS will be to recognise a defined benefit plan deficit of £94 million and a deferred tax asset of £29 million. Prepayments of £2 million in relation to SSAP 24 accounting that previously applied under UK GAAP will be reversed. A net transitional adjustment estimated at £67 million will be taken as a reduction in opening retained earnings.

For the year ended 30 June 2005, employee benefit expense under IFRS is expected to be approximately £2 million higher after tax than that under UK GAAP.

FILE NO: 82-5205

8 IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

UNAUDITED

Defined benefit pension plans *continued*

Brambles has elected to early adopt the amendment to IAS 19 in order to recognise actuarial gains and losses in the statement of recognised income and expense. Actuarial calculations at 30 June 2005 indicate that the actuarial result for the year ended 30 June 2005 will be a loss of £35 million, before a related tax credit of £11 million. The actuarial loss and related tax credit will be booked in the statement of recognised income and expense and will not directly impact reported profit.

Goodwill

Under IFRS 3 *Business Combinations*, goodwill will no longer be amortised but instead will be subject to rigorous annual impairment testing. This will result in a change to Brambles' current accounting policy which amortises goodwill over its useful life up to a maximum of 20 years. Brambles has elected to make use of the transitional exemption available under IFRS 1 *First-time adoption of International Financial Reporting Standards* and will not restate any business combinations that occurred prior to 1 July 2004.

The transitional provisions of IFRS 1 provide that certain previous GAAP treatments may be frozen on transition to IFRS. In order to achieve a single set of IFRS financial statements from two legacy GAAP's, Australian and UK, it is necessary in certain limited respects to first align the UK GAAP accounting methods with those used under Australian GAAP. On the introduction of IFRS, the legacy goodwill balances under UK GAAP and AGAAP will be aligned. Previously, under UK GAAP, goodwill arising on pre-1998 acquisitions was written off to reserves and not subject to an annual amortisation charge. On the introduction of IFRS, this pre-1998 goodwill will be reinstated as part of the goodwill balance, with a corresponding adjustment to accumulated amortisation to reflect the amortisation that would have been charged had the write-off not been booked. The net increase in goodwill balance due to pre-1998 goodwill will be £65 million, with a corresponding reduction in deferred tax liability of £6 million.

Additionally, due to differing UK GAAP and AGAAP treatment of pre-acquisition tax losses, the AGAAP goodwill balance at 1 July 2004 on certain acquisitions was £17 million lower than the corresponding UK GAAP amount. To enable the presentation of a common set of financial statements under IFRS in both the UK and Australia, the UK GAAP goodwill amount for those acquisitions will be aligned with the legacy AGAAP balance. The net decrease in goodwill balances due to pre-acquisition tax losses will be £17 million.

The net impact of these transitional adjustments will be an increase in goodwill of £48 million, a reduction in deferred tax liability of £6 million and a net increase in opening retained earnings of £54 million based on the UK GAAP financial statements.

For the year ended 30 June 2005, goodwill amortisation of £34 million booked under UK GAAP will be reversed, as will a related tax credit of £5 million. The goodwill balance at 30 June 2005 will be £82 million higher under IFRS than under UK GAAP, with the related deferred tax liability under IFRS £1 million lower than under UK GAAP.

Intangible assets

IAS 38 *Intangible Assets* requires that capitalised software and software development costs be presented as an intangible asset, in contrast to Brambles' previous practice under UK GAAP which has presented such assets within tangible fixed assets. A transitional reclassification estimated at £84 million will therefore be made from tangible fixed assets to intangible assets. At 30 June 2005, the cumulative reclassification is estimated at £70 million. There will be no impact on the effective life of the capitalised items or to net profit.

FILE NO: 82-5205

8 IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

UNAUDITED

Dividend provision

Under IAS 37 *Provisions, Contingent Assets and Contingent liabilities*, provision can only be made for a dividend that has been declared as at balance sheet date. This differs from current UK GAAP practice whereby any dividends declared before the financial statements are finalised are taken up in those financial statements. A provision of £65 million for the second interim dividend for the year ended 30 June 2004, which was declared by the Directors in August 2004, was booked under UK GAAP but will be reversed under IFRS with a corresponding increase in retained earnings at that date. The dividend will be recognised when paid in the following year. A similar adjustment will be made for the second interim dividend of £83 million for the year ended 30 June 2005, which was declared by the Directors in August 2005.

Share-based payments

Under IFRS 2 *Share-based Payments*, Brambles will recognise the fair value of options and performance shares granted to employees since 7 November 2002 as an expense in the income statement on a pro-rata basis over the vesting period, with a corresponding adjustment to equity for equity settled awards and to provisions for cash settled ("phantom") awards. Under UK GAAP, only performance shares, which are issued at a discount to market price, are recognised as an expense.

A transitional adjustment estimated at £3 million will be taken as a reduction in retained earnings as at 1 July 2004 with a corresponding increase in equity of £2 million and in provisions of £1 million.

For the year ended 30 June 2005, the employee benefit expense under IFRS is estimated to be £4 million higher than under UK GAAP with a corresponding increase in equity of £4 million.

Financial instruments

Brambles has decided to apply the exemption provided in IFRS 1 which permits entities not to apply the requirements of IAS 32 *Financial Instruments: Presentation and Disclosures* and IAS 39 *Financial Instruments: Recognition and Measurement* for the financial year ended 30 June 2005. The standards will be applied from 1 July 2005 and therefore will have no impact on the financial statements at 30 June 2005. As permitted by IFRS 1, Brambles will not apply IAS 32 and IAS 39 to the 2005 comparatives published in its 2006 financial statements.

From 1 July 2005, financial instruments will be carried at either amortised cost or fair value, depending on which of the five categories set out in the standard applies to the instruments. Movements in fair value will be either charged to net profit or loss or taken to equity in accordance with IAS 39. This will result in a change to Brambles' current accounting policy which does not classify financial instruments. Current measurement is at amortised cost, with certain derivative financial instruments not recognised as assets or liabilities.

Foreign exchange contracts held for hedging purposes will be classified as cash flow hedges or fair value hedges, on the basis of the qualifying criteria outlined in IAS 39. This will result in the recognition of hedging instruments as assets or liabilities, with resulting gains or losses being charged to net profit or loss or taken to equity in accordance with the hedge accounting rules in IAS 39. Currently, costs and gains arising from some contracts used for hedging purposes, along with any realised or unrealised losses or gains from re-measurement, are included in assets or liabilities as deferred losses or deferred gains.

Brambles has updated its hedging policies to reflect IFRS requirements and has the necessary documentation and effectiveness testing methodologies in place to ensure compliance with IFRS requirements from 1 July 2005. Brambles anticipates that its hedging activities will be highly effective such that there will be only limited volatility on its future operating profits as a result of hedge ineffectiveness.

8 IMPACT OF ADOPTING INTERNATIONAL FINANCIAL REPORTING STANDARDS *continued*

UNAUDITED

Presentation currency

From 1 July 2005, Brambles will be using the US dollar as its presentation currency when preparing combined financial statements under IFRS. Sterling combined financial statements will no longer be prepared.

No change is proposed to the currency in which dividends are declared and paid.

FILE NO: 82-5205

Brambles Industries plc
Company No 4134697

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
TURNOVER (including share of joint ventures and associates)		
- Continuing operations	**2,327**	2,187
- Discontinued operations	**-**	2
	2,327	2,189
Less share of joint ventures and associates – continuing operations	**(52)**	(48)
GROUP TURNOVER	**2,275**	2,141
OPERATING PROFIT		
Continuing operations before goodwill amortisation and exceptional items	**286**	220
Goodwill amortisation	**(15)**	(16)
Exceptional items	**-**	(71)
Continuing operations	**271**	133
Discontinued operations	**-**	1
GROUP OPERATING PROFIT	**271**	134
Share of operating profit of joint ventures and associates - continuing operations	**4**	4
TOTAL OPERATING PROFIT	**275**	138
Net profit on sale of discontinued operations	**-**	27
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST AND TAX	**275**	165
Net interest payable	**(65)**	(67)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	**210**	98
Tax on profit on ordinary activities	**(75)**	(56)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	**135**	42
Equity minority interest	**(55)**	(15)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	**80**	27
Equity dividends paid and proposed	**(66)**	(58)
RETAINED PROFIT/(LOSS) FOR THE YEAR TRANSFERRED TO/(FROM) RESERVES	**14**	(31)
Basic earnings per share (pence)	**11.1**	3.7
Diluted earnings per share (pence)	**11.0**	3.7

FILE NO: 82-5205

Brambles Industries plc
Company No 4134697

CONSOLIDATED BALANCE SHEET
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
FIXED ASSETS		
Intangible assets	**196**	209
Tangible fixed assets and investments	**1,765**	1,783
	1,961	1,992
CURRENT ASSETS		
Stock	**30**	24
Debtors	**462**	431
Cash at bank and in hand	**44**	15
	536	470
CREDITORS: amounts falling due within one year	**(479)**	(854)
NET CURRENT ASSETS/(LIABILITIES)	**57**	(384)
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,018**	1,608
CREDITORS: amounts falling due after more than one year	**(1,012)**	(782)
Provisions for liabilities and charges	**(212)**	(207)
NET ASSETS	**794**	619
CAPITAL AND RESERVES		
Share capital	**36**	36
Share premium account	**51**	50
Other reserves	**83**	83
Profit and loss account	**157**	138
Equity shareholders' funds	**327**	307
Equity minority interests	**467**	312
	794	619

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Profit attributable to shareholders	**80**	27
Exchange translation differences	**3**	(23)
Total recognised gains and losses for the year	**83**	4

FILE NO: 82-5205

Brambles Industries plc
Company No 4134697

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 30 June 2005

	2005 £ millions	2004 £ millions
Net cash inflow from operating activities	**588**	524
Dividends received from associates	**3**	4
Interest received	**26**	31
Interest paid	**(90)**	(93)
Interest element of finance lease rentals	**-**	(1)
Dividends paid to minority shareholders in subsidiary undertakings	**(5)**	(4)
Returns on investments and servicing of finance	**(69)**	(67)
UK corporation tax paid	**(25)**	(22)
Overseas corporate tax paid	**(22)**	(17)
Taxation paid	**(47)**	(39)
Purchase of tangible fixed assets	**(291)**	(297)
Proceeds from sale of tangible fixed assets	**39**	27
Investment loans and other financial investments	**(10)**	3
Capital expenditure and financial investment	**(262)**	(267)
Purchase of subsidiary undertakings and associates	**-**	(9)
Sale of businesses	**-**	45
Acquisitions and disposals	**-**	36
Equity dividends paid to shareholders	**(58)**	(59)
Net cash inflow/(outflow) before management of liquid resources and financing	**155**	132
Management of liquid resources	**-**	(1)
Proceeds from share issue	**1**	-
Increase in investment in subsidiary by a BIL group company	**107**	-
Decrease in borrowings	**(248)**	(148)
Financing	**(140)**	(148)
Increase/(decrease) in cash	**15**	(17)

FILE NO: 82-5205

Brambles Industries plc
Company No 4134697

NOTES TO THE BRAMBLES INDUSTRIES PLC FINANCIAL INFORMATION for the year ended 30 June 2005

1 Basis of preparation

BIP was incorporated on 3 January 2001. On 7 August 2001, the support services activities of GKN plc were transferred to BIP by way of a court approved reduction of capital of GKN plc and the issue of ordinary shares in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results and cash flows of the relevant entities were combined from the beginning of the 2002 financial year and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with BIL have been included as subsidiary undertakings. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and are therefore deemed to be subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

2 Accounting policies

The financial information for the year ended 30 June 2005 has been prepared on the basis of the accounting policies set out in the 2004 Annual Review.

3 Combined financial information

The combined financial information presented on pages 16 to 33 forms part of the notes to the financial information for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The Directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

4 Status of financial information

The preliminary results for 2005 were approved by the board of Directors on 24 August 2005. The financial information contained in this announcement does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. The financial statements for 2005 will be distributed to shareholders prior to the Annual General Meeting and filed with the Registrar of Companies following the AGM. The financial statements for 2005 include the auditors' report, which was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The figures for 2004 have been extracted from the statutory accounts, which have been distributed to shareholders and filed with the Registrar of Companies. The auditors' opinion on those accounts was unqualified and did not contain a statement under section 237 of the Companies Act 1985.